FORM 6-K/A
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2006
Commission File Number: 000-50476

Webzen Inc.
(Translation of registrant’s name into English)

6th Floor, Daelim Acrotel Building
467-6 Dogok-dong, Kangnam-Ku,
Seoul, Korea 135-971
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Explanatory Note

This Report of Foreign Private Issuer on Form 6-K/A amends the Form 6-K dated November 9, 2006 previously submitted by Webzen Inc.

In the previous 6-K dated November 9, 2006, the company disclosed two documents, “2006 3Q Earnings Report” and “FY 2006 Earnings Forecasts” In the “FY 2006 Earnings Forecasts”, the operating profit guidance number for 4th quarter 2006 was stated as KRW 5.7 billion. This number has been amended to KRW - 5.7 billion. The document listed below incorporates the correct figures.

Webzen Inc.

INDEX TO EXHIBITS

Item

1.	Amendment for “FY 2006 Earnings Forecasts/Guidance” disclosed on November 9, 2006

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Webzen Inc.

Date:	November 29, 2006	By:	/s/ Won Seon Kim

			Name:	WON SEON KIM
			Title:	Chief Financial Officer

Item 1

FY 2006 Earnings Forecasts/Guidance

(Amendment)

* The information contained in this forecast is estimated. The actual results may vary.
1. Details of Information
Period	January 1, 2006 – December 31, 2006
Details of Prospects/Forecasts	2006 Revenue: KRW 23.8 billion 2006 Operating Profit: KRW -30 billion
2. Basis for Prospects/Forecasts	- 2006 accumulated earnings: Revenue: KRW 16.6 billion Operating Profit: KRW 23.8 billion 2006 4Q (E): Revenue: KRW 7.2 billion Operating Profit: KRW - 5.7 billion
3. Contact Information
Person Responsible for Disclosure (Contact Information)	Won Seon Kim, CFO (82-2-3498-1600)
Person in Charge of Disclosure (Contact Information)	Shin Mook Lim, General Manager of IR (82-2-3498-1600)
Office in Charge (Contact Information)	Investor Relations Department (82-2-3498-1600)